Exhibit 99.1

Toronto, May 13, 2008
 No. 19/08

IAMGOLD REPORTS RECORD NET EARNINGS AND OPERATING CASH
FLOW IN THE FIRST QUARTER 2008

Net earnings and operating cash flow increase 205% and 337%, respectively.

For a full explanation of results, the unaudited interim Consolidated Financial Statements, Management Discussion & Analysis, and mine statistics, please see the Company’s website, www.iamgold.com

 “We are very pleased with the record revenue, net earnings and cash flow reported during the quarter. These results clearly demonstrate that IAMGOLD provides superior earnings and cash flow leverage to gold. We continued to bolster our financial position through cost improvements, divestitures of non-core assets and obtaining a debt facility. This financial strength means we have almost $0.5 billion in cash available to expand our production and resource base beyond our existing portfolio and is a step towards achieving our long term growth objective of doubling production within five years,” stated Joseph Conway, President  & CEO.

All amounts are expressed in US dollars, unless otherwise indicated.

Highlights:
■	Net earnings increased by 205% to $34.4 million or $0.12 per share in the first quarter of 2008 compared to $11.3 million or $0.04 per share in the prior year period.

■
Record operating cash flow of $72.7 million in the first quarter of 2008, an increase of 337% compared to $16.7 million in the prior year period. Operating cash flow at Niobec increased by 48% to $13.6 million in the first quarter of 2008, compared to $9.2 million in the prior year period.

■	Gold production in the first quarter of 2008 was 234,000 ounces at an average cash cost of $476 per ounce compared to 219,000 ounces at an average cash cost of $416 per ounce in the prior year period.

■
Mining costs increased by $12.5 million compared to the prior year period. Increased royalty costs due to a higher gold price and the weaker US Dollar accounted for most of the increased costs, while the impact of rising fuel prices was mitigated by operating efficiencies.

■	Exploration and development spending of $16.7 million during the first quarter of 2008.

■
Strong cash and gold bullion position of $282.9 million (valuing gold bullion at market), provide the Company with significant financial flexibility for achieving its long term growth objectives of doubling production within the next five years.

Accomplishments:
■	$140 million five year revolving credit facility was obtained in April 2008 increasing the Company’s financial capacity.

■
An agreement to sell the La Arena project located in Northern Peru to Rio Alto Mining Limited (“Rio Alto”) for a consideration of $47.6 million in cash and a 5.5% interest in Rio Alto was signed by the Company in May 2008. Rio Alto is required to obtain funding to complete the transaction.  In addition, the Quebec Lithium property was sold to Black Pearl Minerals Consolidated Inc. for $1.2 million.

■
Significant progress was made on the 3.3 million ounce advanced exploration Westwood project in the Abitibi region of Northern Quebec. In May 2008, the Company announced positive results of its exploration program and its intentions to accelerate this key project to achieve its growth objectives.

■
Two collective agreements were successfully negotiated and ratified by the Company in May 2008 at Niobec. This was the seventh successful negotiation with its unions worldwide since the Company assumed the role of operator in late 2006.

■
The Company achieved two important safety milestones during the quarter. Sleeping Giant and Yatela have operated two years and one year, respectively, without a lost time injury. Throughout the Company, safety is a priority and eight mines reported no lost time injuries during the first quarter.

“We continue to build on our financial and operating platform. This has resulted in significant achievements at the strategic, operational and tactical levels. The changes we have implemented will develop our core strength in finance, operations, business development, exploration, project development and our people,” stated Joseph Conway, President & CEO.

Recent events:
■
The Company announced in January 2008 that the permits necessary to commence construction of the Camp Caiman project would not be granted despite the fact that the Company fulfilled all of the technical, environmental and legal obligations required. The Company is proposing alternative development programs which are being considered by the French government in addition to the preparation of other remedies. All existing exploration permits remain in effect.

■
In Ecuador, a mandate passed by the Constituent Assembly in April 2008 resulted in a moratorium on mining activities in the country for 180 days pending the completion of new mining legislation. The President of Ecuador has undertaken to engage in discussions with the Company, over the next several months, regarding terms and conditions for a mining concession at Quimsacocha. The Company will advance the work necessary to complete the Quimsacocha prefeasibility study scheduled for July 2008. As well, during the moratorium, technical, environmental and economic assessments, together with community and public relations programs will continue. If the Company is unable to reach agreement on a revised mining concession, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to cause the Company to record an impairment.  The Company will continue to monitor the situation.

“Recent decisions regarding our projects in Ecuador (Quimsacocha) and France (Camp Caiman) are setbacks. Setbacks and delays are a reality within the resource sector as the business, environmental, and political landscape becomes more complex. Our particular strength as a company has been to develop and operate projects in both challenging and emerging environments. We are committed to continue to pursue the development of these and other strategic projects.” stated Joseph Conway, President & CEO.

Summarized Financial Results
▪ ($000s)	Q1 2008	% Change	Q1 2007

Results of Operations
Revenues	207,952	42%	146,358
Mining costs	108,084	13%	95,574
Depreciation, depletion and amortization	40,685	72%	23,590
Earnings from mining operations	59,183	118%	27,194
Earnings from working interests	10,893	73%	6,284
Total earnings from operations and working interests (1)	70,076	109%	33,478
Net earnings	34,373	205%	11,285
Basic and diluted net earnings per share	0.12	200%	0.04

Cash flows
Operating cash flow	72,741	337%	16,651
Basic and diluted operating cash flow per share (2)	0.25	317%	0.06

Production
Average realized gold price ($/oz)	899	39%	648
Gold produced (000 oz – IMG share)	234	7%	219
Cash cost ($/oz) (3)	476	14%	416

(1)	Total earnings from operations and working interests is a non-GAAP measure. Please refer to unaudited interim consolidated statements of earnings for reconciliation to GAAP.
(2)	Cash flow per share is a non-GAAP measure.
(3)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Revenue was $208.0 million for the current quarter, an increase of 42% compared to $146.4 million in the first quarter of 2007, mainly due to higher prices for gold and ferroniobium.  The rise in the average realized gold price of $899 per ounce in the first quarter of 2008 compared to $648 per ounce in the first quarter of 2007 increased revenues by $47.6 million. We sold 229,000 ounces of gold during the first quarter of 2008 compared to 227,000 ounces of gold during the first quarter of 2007.  In addition, Niobec revenues increased from $22.2 million during the first quarter of 2007 to $32.7 million during the first quarter of 2008, mainly due to increases in the selling price of ferroniobium.

Mining costs were $108.1 million for the first quarter of 2008, an increase of $12.5 million or 13% compared to $95.6 million in the first quarter of 2007.  Increased royalty costs due to higher gold prices contributed to a $6.2 million increase in mining costs. The weakening of the US Dollar increased our Canadian operations’ cost structure by $5.2 million. Operating efficiencies reduced the impact of the 66% increase in fuel costs since the first quarter of 2007.

Net earnings were 205% higher than in the same period in 2007 due to higher prices for gold and ferroniobium.

Operating cash flow for the first quarter of 2008 was $72.7 million compared to $16.7 million in the first quarter of 2007. The significant increase in operating cash flow was mainly driven by higher gold prices, higher volume of ounces sold, increased selling price of ferroniobium, partially offset by higher mining costs due to increased production.  Cost improvement initiatives also contributed to the increased cash flow during the quarter.

PRODUCTION AND COSTS

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of production.

	Production		Cash Cost(1)
	Q1 2008	Q1 2007	Q1 2008	Q1 2007
	(000 oz)	(000 oz)	$/oz	$/oz

Rosebel (95%)	72	46	488	505
Doyon (100%)	29	31	635	509
Sleeping Giant (100%)	18	17	414	330
Mupane (100%)	20	17	422	650
Sadiola (38%)	37	31	400	409
Yatela (40%)	17	35	403	180
Tarkwa (18.9%)	31	33	462	375
Damang (18.9%)	10	9	585	466
Total	234	219	476	416

(1)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Total attributable production reached 234,000 ounces in the first quarter of 2008, a 7% increase from the first quarter of 2007.

Consolidated cash costs increased to $476 per ounce in the current quarter compared to $416 per ounce in the prior year period as a result of higher royalties of $25 per ounce from rising gold prices and higher mining costs of $35 per ounce due to cost pressures faced in the mining industry.

The Company achieved success with a number of key cost reduction initiatives. This served to mitigate cost increases in known and forecasted changes in the global operating environment. The current quarter cash costs were higher than the 2008 cash costs guidance of $455 to $470 per ounce as a result of higher realized gold prices, higher price of oil and the strengthening of the Canadian dollar. Based on published sensitivities incorporated in our cost guidance, the Company’s cash costs would have been expected to be $32 per ounce above guidance at the higher realized gold prices due to royalties, higher oil prices and the weaker US Dollar.

Outlook

The Company maintains its full year production guidance of 920,000 ounces of gold at cash costs of $455 to $470 per ounce.  The guidance cash cost assumes a gold price of $700 per ounce, oil price at $90 per barrel, and a Canadian/US dollar exchange rate of 1.05. The Company will comment on its cash cost guidance at the end of the second quarter based on the gold and oil price environment at that time.

OPERATIONS HIGHLIGHTS

Suriname—Rosebel Mine (IAMGOLD interest—95%)

During the first quarter of 2008, Rosebel mine produced 72,000 ounces of gold compared to 46,000 ounces in the prior year period, attributable to IAMGOLD. Cash costs were $488 per ounce for the first quarter of 2008 as compared to $505 per ounce for the prior year period. The Company’s capital expenditures in the first quarter of 2008 were $18.1 million as compared to $4.5 million in the prior year period.

On February 6, 2008, the Company announced an $18.4 million investment to expand the Rosebel mill. This expansion allows for an increase in the annual attributable gold production from approximately 275,000 ounces per year to a range of 300,000 to 305,000 ounces per year and a reduction in direct cash costs of approximately $35 per ounce over the life of mine. The $26.0 million Rosebel mill optimization announced in 2007 and the expansion are scheduled to be completed on time and on budget in November 2008.

Concurrent with mill expansion, is the redesign of the existing mine plan which will eliminate marginal ore and reduce the life of mine strip ratio from 4.0 to 3.5 while maintaining the mine reserve grade at 1.2 grams per tonne. The Company is also reviewing its mine plan and implementing productivity enhancements with the goal of increasing production beyond the current level of 305,000 ounces of gold per year.

The 63,000 meter $9.9 million drilling campaign is progressing on schedule. Approximately 45% of the drilling is focussed on resource conversion to reserves and the remaining activity is dedicated to expanding the measured and indicated resource beyond the current level of 8.3 million ounces.

Botswana—Mupane Mine (IAMGOLD interest—100%)

Gold production for the first quarter of 2008 was 20,000 ounces, an increase of 18% from the 17,000 ounces produced in the prior year period. Cash costs during the first quarter of 2008 were $422 per ounce as compared to $650 per ounce in the prior year period. The decrease in cash costs was primarily due to higher gold production and successful cost reduction initiatives lowering mining costs.

Niobec Mine (IAMGOLD interest – 100%)

Niobec’s contribution to operating cash flow was $13.6 million in the first quarter of 2008 as compared to $9.2 million in the prior year period. Niobium revenues increased 47% during the current quarter to $32.7 million, as compared to $22.2 million in the prior year period as a result of a 50% increase in the realized Niobium price.

A paste backfill study is currently in progress which has the potential to double the reserves at Niobec.

In May 2008, IAMGOLD announced the successful negotiation and ratification of two, three-year collective agreements at its Niobec mine.  Highlights of the agreements include wage increases of 3.0% and 4.5%, enhancements to the existing defined contribution pension plan, and improvements to the shift and weekend premiums.

DEVELOPMENT PROJECT HIGHLIGHTS

Westwood Project

The Company had planned to spend $12.9 million for exploration at Westwood in 2008. However, IAMGOLD is working on a number of initiatives to significantly accelerate Westwood’s development. Metallurgical, rock mechanic, shaft sinking and exploration ramp access studies are in progress. An advanced scoping study is expected to be completed by the third quarter of 2008. Discussions are underway with providers of hoisting equipment and contractors for the shaft sinking exercise.

The Westwood project is located 2.5 kilometers east of the Doyon mine within the Cadillac belt in the Abitibi region of northwest Quebec. The inferred resources identified are 14.1 million tonnes at an average grade of 7.3 g/t Au for 3.3 million ounces of gold. According to the scoping study completed in September 2007, the project has the potential to produce 200,000 ounces of gold per year for approximately 15 years beginning in 2012.

South America - Ecuador—Quimsacocha

On April 18, the Company reported that the Ecuadorian Constituent Assembly passed a mandate which has resulted in a moratorium on mining activity in the country for 180 days in order to establish new mining legislation. The Company will advance the work necessary to complete the Quimsacocha prefeasibility study scheduled for July 2008. During the moratorium, technical, environmental and economic assessments, as well as community and public relations programs will continue.

Quimsacocha is an advanced exploration project with an identified indicated resource of 33 million tonnes at an average grade of 3.2 g/t Au, or 3.3 million ounces of gold.

South America – French Guiana - Camp Caiman Project

Camp Caiman is a development project, located about 45 kilometers southeast of Cayenne, the capital city of French Guiana.  On January 31, 2008, the President of France announced that he would not grant the permits necessary to commence construction of the Camp Caiman project despite the fact that the Company fulfilled all of the technical, environmental and legal obligations required.

On March 13, 2008, IAMGOLD met with the President of France. The President agreed to further dialogue with regard to the Company’s interests in the region and to consider all reasonable alternatives for mining projects which the Company may propose in the future.  All existing exploration permits remain in effect and the Company is preparing alternative development programs which may be considered by the French government.

Africa – Tanzania- Buckreef

Buckreef is an advanced exploration project containing a measured and indicated resource of 15.9 million tonnes at an average grade of 2.0 g/t Au, indicating 1 million ounces of gold. IAMGOLD controls 259 square kilometers at Buckreef, covering 40 kilometers of strike of the Rwamagaza Greenstone belt.

During the quarter, IAMGOLD continued with RC drilling on early stage regional targets outside the known resources, and was actively developing new targets for evaluation. In parallel, metallurgical work was initiated to determine the leach characteristics of material comprising the known resources.  An internal review of project economics is ongoing and a related scoping document is currently being revised as more information is provided. The objective is to progress the project to pre-feasibility status once positive economics are established.

EXPLORATION HIGHLIGHTS

Brazil

Exploration was directed at several early stage exploration projects located principally in the southern State of Rio Grande do Sul and in the prolific Minas Gerais gold mining district. A 4,650 meter diamond drilling campaign was completed on the area to finish an exploration campaign that started in the fourth quarter of 2007. The results were encouraging and drilling is planned for the Minas Gerais properties in 2008.

Guyana

A 1,257 meter diamond drill program was completed in April on a large gold anomalous trend. Based on the economic intercepts in drill results encountered to date, a follow-up drill campaign is under consideration following the review of the recently completed program. The Company’s field activities were directed principally at the Eagle Mountain Project, located about 200 kilometer south of Georgetown.

Suriname

IAMGOLD is engaged on a multi-year exploration effort on the Rosebel concession holdings. This work is in addition to the exploration and development drilling being carried out in the immediate vicinity of the Rosebel mine. Numerous large soil geochemical and geophysical surveys are on-going to evaluate the potential of areas within reasonable economic distance from the Company’s operation. This work is being carried out in anticipation of a 4,000 to 5,000 meter diamond drill program in 2008.

The Sarakreek project is situated in Brokopondo province about 80 kilometers southeast of Rosebel Gold Mine. IAMGOLD holds an 87.5% interest in the project. A 2,900 meter diamond drill program was completed during the first quarter. The program was designed to follow-up on positive drill results from 2007.  Additional drilling is planned in 2008 to follow-up on encouraging drill results and new targets.

A conference call to review the Corporation’s first quarter results will take place on Tuesday, May 13, 2008 at 11:00 a.m. EST. Local call-in number: 416-644-3416 and N.A. toll-free: 1-800-732-9307. This conference call will also be audiocast on IAMGOLD’s website (www.iamgold.com).

A replay of this conference call will be available from 1:00 p.m. May 13 to May 20, 2008 by dialing local: 416-640-1917, passcode: 21269984# and N.A. toll-free: 1-877-289-8525, passcode: 21269984#. A replay will also be available on IAMGOLD’s website.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710
Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.